
August 20, 2008

Thomas E. Murphy
ACE, Inc.
15275 Collier Blvd., Ste. #201/225
Naples, FL 34119

RE: **LocatePLUS Holdings Corporation**
Soliciting Materials filed pursuant to Rule 14a-12
Filed August 11, 2008 by ACE Investment Group, et al.

Preliminary Proxy Statement on Schedule 14A
Filed August 15, 2008 by ACE Investment Group, et al.
File No. 000-49957

Dear Mr. Murphy:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials filed pursuant to Rule 14a-12

1.   Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements or statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting material that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, require both

supplemental support and recharacterization as statements of belief or opinion, or should be avoided altogether:

- "Specifically, the current Board continues to pursue a strategy that has led to substantial stock price declines and is not likely to turn the Company around." (DFAN14A filed August 11, 2008);
- "Management has failed to see and to emphasize the clear strengths of the company thus permitting wasteful dawdling on marginally competitive endeavors in the broad market instead of exploiting the company's unique and unchallenged position in one particular sector." (DFAN14A filed August 11, 2008);
- "An otherwise unavailable product is priced below actual value and management support of active and aggressive marketing is non-existent." (DFAN14A filed August 11, 2008);
- "Valuable human resources struggle to excel despite an overburden of almost criminal wastefulness perpetrated by management." (DFAN14A filed August 11, 2008);
- "The underlying and continuing strength of this amazing company is the ability of its gifted staff to persevere in its important public safety and homeland security based mission despite this tragic and catastrophic failure in management and leadership." (DFAN14A filed August 11, 2008);
- "We have elected to file a proxy as a means to reject the flawed financial analysis of a flawed management/leadership team." (DFAN14A filed August 11, 2008); and
- "We seek to reject a slate of director nominees proven in their failure to lead and in their failure to manage." (DFAN14A filed August 11, 2008).

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Preliminary Proxy Statement

General

2.   Please revise to indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

3.   Revise the cover of Schedule 14A to add George J. Isaac and Patrick F. Murphy to the list of persons responsible for filing the proxy statement.

4.   We note that ACE Investment Group is listed as one of the persons filing the proxy statement, yet elsewhere in the proxy statement you refer to ACE, Inc. Neither entity is listed in Appendix I, which lists the beneficial ownership of common shares by shareholders participating in the solicitation. For instance, on page 2, you state that as of

the record date, "ACE beneficially owned, and as of the date of this Proxy Statement we continue to beneficially own 8,083,285 shares in aggregate of Common Stock, representing approximately 47% of the outstanding shares of Common Stock." Based on your disclosure on page 3 of the proxy statement, and elsewhere, it appears that this reference should be to the ACE Group Entities, not ACE. Please revise your disclosure, as appropriate, to ensure that the relationship between any ACE entities is clear, as well as the relationship between any ACE entities, individually and collectively, with LocatePLUS Holdings Corporation.

5.   On page 13, you state that "Some Participants have filed with the SEC a statement on Schedule 13D (as amended from time to time, the "Schedule 13D") that contains information in addition to that furnished in this Proxy Statement." Please revise the disclosure to name the participants and identify the date the most recent Schedule 13D was filed.

6.   The letter to security holders indicates that proxies are being sought for four proposals. Please revise to indicate, if true, that proxies are only being sought for three proposals.

7.   Provide the information relating to deadlines for submitting shareholder proposals as required by Item 1(c) of Schedule 14A and Rule 14a-5(e).

Proposal 1 — Election of Directors, page 3

8.   Nine directors will be elected at the annual meeting of LocatePLUS Holdings Corporation, but you are proposing a slate of only five director nominees. Please revise your filing to clarify that the proxies you are soliciting cannot be voted for a greater number of persons than the number of nominees named in your proxy statement. See Instruction 4 to Item 401(a) of Regulation S-K. Also disclose all potential material consequences of using shareholder proxies to vote for less than all the positions up for election, including whether the remaining seats are likely to be vacant or filled by company nominees. See SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76. In addition, although your proposed slate of directors would constitute a majority of the board if all are elected, revise to discuss the possible consequences if less than all of your directors are elected.

9.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years, and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.

10.   In this section, you state that you reserve the right to the extent permitted by applicable law, to nominate replacement or additional persons as nominees for any reason, including in the event that: (i) the board is expanded beyond its current size, and/or (ii) any of the ACE Nominees is unable to stand for election or to serve for any reason, including by reason of the taking or announcement of any action by the Company that has, or if consummated would have, the effect of disqualifying any such ACE Nominee to serve as a director. This disclosure is inconsistent with your proxy card, which states that "If any nominee for director is unable or declines to serve as director, this proxy will be voted for any substitute nominee that ACE INVESTMENT GROUP ("ACE") designates." Rule 14a-4(c)(5) under the Exchange Act permits the exercise of discretionary authority only if the bona fide nominee is unable to serve or for good cause will not serve. Please revise your disclosure accordingly, or advise us of your authority for using this alternative standard.

11.   Please advise us of the basis upon which the participants concluded that the nominees could be nominated to serve staggered terms. Revise the biographical information to state the class of director, if any, to which each nominee has been nominated.

Proposal 3 — Repeal Certain Amendments to By-Laws, page 7

12.   Please provide us with a legal analysis of the validity of this proposal under Delaware law, and any other applicable laws.

13.   You state on page 7 that "Section 45 of Article XIII of LocatePLUS's By-Laws provides that, with certain limited exceptions, the By-Laws may be amended by the affirmative vote of a majority of the Board." Please add disclosure summarizing the limited exceptions.

14.   Revise to indicate that this proposal, if approved, may result in the repeal of By-Laws aligned with security holder interests.

Other Matters to be Considered at the Annual Meeting, page 9

15.   You state that according to the Company proxy statement, the Company "is soliciting proxies with respect to two proposals other than the election of directors." The Company's definitive proxy statement indicates that it is soliciting proxies with respect to two proposals, one of which pertains to the election of directors. Please revise your disclosure, as appropriate.

16.   Other disclosure in this section is unclear. Your refer shareholders to the Company's proxy statement for a detailed discussion of the Company's proposals, and then state that "[t]hese proposals are outlined below." We are unsure of the proposals you are referencing, and cannot locate your description of such proposals. Moreover, you

     explain how shareholders can indicate their vote with respect to Proposal 4. Proposal 4, however, is not included on your proxy card or explained in this section. Please revise your disclosure and proxy card, as appropriate. We are also unclear why you have included a reference to Proposal 3 in this section, unless it is to indicate that the Company has not made the same proposal. Please explain, and revise your disclosure so that it is clear to shareholders.

Solicitation of Proxies, page 11

17.   You state that "ACE will conduct the solicitation," and that "directors, officers, members and employees of the ACE Group Entities may also participate in the solicitation of proxies." Please revise to state, if true, that the solicitation is being made by all of the participants named in the proxy statement, not merely by ACE. Similar disclosure appears elsewhere in the document and, while in certain places it may be appropriate to refer only to ACE, in many instances your disclosure should be revised.

Proxy Card

18.   Your proxy card states that the proxy is being solicited by ACE Investment Group. Please revise to indicate that the proxy is being solicited by the group of shareholders who filed the proxy statement, not just ACE Investment Group.

Appendix I

19.   We note that your disclosure in this appendix appears to be an attempt to comply with Item 5(b) of Schedule 14A. Please revise this appendix to provide all of the information required by Item 5(b) of Schedule 14A for all participants in this solicitation.

*   *   *   *

     Please amend your proxy statement promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. Please electronically submit your response on EDGAR. Please understand that we may have further comments following our review of your revised material and responses to comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Evan S. Jacobson at (202) 551-3428 or, in his absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (978) 443-2183
      Henry E. Knoblock, III, Esq.
      HITECHLAW GROUP LLC